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                                                                     EXHIBIT 1.4

                 [ALZA TTS RESEARCH PARTNERS, LTD. LETTERHEAD]



                               January 23, 1998


Dear Limited Partner:

We are writing in response to materials you should have recently received supplementing the unsolicited tender offer (the "Offer") being made for up to 1,400 Class A units of limited partnership interest ("Units"), or approximately 44% of the Units, in ALZA TTS Research Partners, Ltd. (the "Partnership"). The current Offer being made by PharmaInvest, L.L.C. (the "Bidder") at $13,200 per Unit (less any distributions made to the Limited Partners after December 31, 1997).

Attached is an Amendment (the "Amendment") dated January 23, 1998 to the
Schedule 14D-9 filed with the Securities and Exchange Commission on December 4, 1997. In it, the General Partner again takes the position that it makes no specific recommendation and is remaining neutral as to whether Unitholders should tender or refrain from tendering their Units in response to this revised solicitation. In again reaching this conclusion, the General Partner has taken into account that Securities Pricing and Research, Inc. ("SPAR") has reduced its estimates of the rounded net asset value and fair market value of the Units at December 31, 1996. These changes were made by SPAR in response to criticisms of its methodology from the Bidder. However, it should also be noted that actual 1997 and expected 1998 distributions are substantially higher (approximately 26%) than those assumed in the SPAR report. You should carefully consider this and the other information contained in the Amendment before making a decision with respect to your Units.

YOU SHOULD REVIEW THE SCHEDULE 14D-9, AS AMENDED BY THE ATTACHED AMENDMENT, CAREFULLY IN MAKING A DECISION REGARDING TENDER OF YOUR UNITS.

If you have any questions concerning this letter or the attached Amendment or wish to receive another copy of our letter and the Schedule 14D-9 dated December 4, 1997, which remain essentially unchanged, please contact Patty Eisenhaur, Investor Relations, at 650/494-5300.

                                        Sincerely,
                                        ALZA Development Corporation
                                        General Partner

                                        /s/ DAVID R. HOFFMANN
                                        _________________________
                                        David R. Hoffmann
                                        President

     This letter to Unitholders and the accompanying Schedule 14D-9, as amended, contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are not historical facts and which reflect numerous assumptions and involve a number of risks and uncertainties. Forward-looking statements contained in the foregoing include statements relating to, among other things, the marketing and sale of Duragesic(R) and Testoderm(R), the royalties that may be derived by ALZA or the Partnership from such sales, the occurrence and amount of any future distributions made in connection therewith by the Partnership and any potential action to be taken by ALZA in connection with the exercise of the Purchase Option or otherwise. Among the factors which could cause actual results to materially differ from those expressed by the General Partner are competitive factors affecting the prices of and markets for Duragesic(R) and Testoderm(R), pricing pressures affecting the pharmaceutical industry in general, unexpected adverse patient reactions to Duragesic(R) or Testoderm(R), obtaining and maintaining regulatory approval of Duragesic(R) and Testoderm(R) in their respective target and existing markets, the performance of ALZA in marketing Testoderm(R) and Janssen in marketing Duragesic(R), and other factors discussed in the Partnership's documents and reports filed with the Securities and Exchange Commission.